UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024
Commission File Number: 001-40277

OLINK HOLDING AB (PUBL)

(Exact Name of Registrant as Specified in its Charter)

Salagaten 16A

SE-753 30

Uppsala, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☑

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-271290, 333-264181 and 333-254844) and Form F-3 (File No. 333- 269285).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 16, 2024, Olink Holding AB (publ) (“Olink” or the “Company”) announced the promotion of Maria Liminga Björk (PhD) to Chief Research and Development Officer.

Ms. Björk joined Olink as Vice President of Research and Development in March 2023. Prior to her role at Olink, Ms. Björk served as Director of BioProcess Research and Development at Cytiva, a Danaher Corporation subsidiary, from 2020 to 2023. In this role, Ms. Björk led an organization responsible for development of novel purification solutions for the biopharmaceutical industry. From 2016 to 2020, Ms. Björk directed the Resin and Ligand Department at GE HealthCare Technologies, Inc. (d/b/a GE HealthCare). Ms. Björk holds a Masters in Pharmaceutical Biosciences and a PhD in Biochemical Pharmacology from Uppsala University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLINK HOLDING AB (PUBL)

By:	/s/ Jon Heimer
Name:	Jon Heimer
Title:	Chief Executive Officer
Date:	January 17, 2024